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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 1998
                          (Second filing for the month)

                       SANTA FE INTERNATIONAL CORPORATION
                 (Translation of registrant's name into English)

                5420 LBJ Freeway, Suite 1100, Dallas, Texas 75240
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---         ---
   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes   No X
                                    ---  ---

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PRESS RELEASE

         Enclosed herewith as Exhibit 1 is a copy of the Registrant's Press Release dated November 24, 1998.



EXHIBITS


    1        Press Release dated November 24, 1998.




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              SANTA FE INTERNATIONAL
                                              CORPORATION
                                                    (Registrant)


Date: November 24, 1998                       By: /s/ CARY A. MOOMJIAN, JR.
                                                  ----------------------------
                                                  Cary A. Moomjian, Jr.
                                                  Vice President, Secretary and
                                                  General Counsel



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                                    EXHIBITS

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Exhibit           Document                                       Page
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  1               Press Release dated November 24, 1998.          5
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